Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following summary description of the capital stock of Innovative Solutions and Support, Inc. (the “Company”) is not meant to be a complete description of each security. The description is qualified by reference to the Company’s Amended and Restated Articles of Incorporation (the “Charter”) and Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. For additional information, please read the Company’s Charter and Bylaws and the applicable provisions of the Pennsylvania Business Corporation Law (the “PBCL”).

General

The Company’s authorized capital stock consists of (1) 75,000,000 shares of Common Stock, $.001 par value and (2) 10,000,000 shares of Preferred Stock, $.001 par value, of which 200,000 shares are authorized as Series A Convertible Preferred Stock. As of January 8, 2025, there were 17,539,064 issued and outstanding shares of Common Stock and no issued or outstanding shares of Preferred Stock. However, the Company has issued rights to purchase shares of its Preferred Stock in connection with its Rights Agreement (as defined below), which rights are described below in this exhibit under the caption “Securities Issuable Pursuant to 2022 Rights Agreement.”

Voting

The Company does not have any other classes of voting stock outstanding other Common Stock. Each share of Common Stock is entitled to one vote, and there are no cumulative voting rights when voting for directors.

Conversion Rights

Holders of the Company’s Common Stock do not have conversion rights. Shares of the Company’s Preferred Stock can be converted, at the option of the holder, into fully paid and nonassessable shares of Common Stock pursuant to and in accordance with Art. IV, § B(4) of the Company’s Charter.

Preemptive and Redemption Rights

Shareholders do not have (1) preemptive rights to purchase additional shares of the Company’s capital stock or (2) redemption of rights, in each case, except as may be expressly set forth in a separate agreement between the Company and one or more holders of Preferred Stock or as provided for in the Rights Agreement.

Dividends

The declaration and payment of any dividends is within the discretion of the Company’s Board of Directors (the “Board”).

Liquidation and Dissolution

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Company’s Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding.

Listing

The Company’s Common Stock is listed on The Nasdaq Global Select Market under the symbol “ISSC”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Securities Issuable Pursuant to 2022 Rights Agreement

On September 27, 2022, the Board of Directors of the Company distributed a dividend of one preferred share purchase right (a “Right”) for each share of Common Stock outstanding to the stockholders of record on that date. In connection with the distribution of the Rights, the Company entered into a Rights Agreement (the “Rights Agreement”), dated September 12, 2022, with Broadridge Corporate Issuer Solutions, Inc., as Rights Agent. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series Junior Participating Preferred Stock, par value $0.001 per share (the “Series B Preferred Shares”), of the Company at a price of $41.57 per one one-thousandth of a Series B Preferred Share represented by a Right, subject to adjustment. The Rights are in all respects subject to and governed by the provisions of the Rights Agreement. For the complete terms of the Rights Agreement, as amended, please refer to the copies of the same which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which the exhibit is a part. On August 30, 2023, the Company entered into an amendment to the Rights Agreement to extend the Final Expiration Date, as defined in the Rights Agreement, to the close of business on September 10, 2024.

Anti-Takeover Provisions of the Company’s Charter and Bylaws and Pennsylvania Law

Some sections of the Company’s Charter and Bylaws and provisions of Pennsylvania law may discourage certain transactions involving a change in control of the Company. For example, the PBCL permits the Board to consider the interests of constituencies other than the shareholders when deciding what will be in the best interests of the Company. In addition, under the Company’s Charter, the Board has the power to alter, amend, and repeal the Company’s Bylaws without shareholder approval, except as to any subjects that are expressly committed to the shareholders by the terms of the Company’s Bylaws, by Section 1504 of the PBCL or otherwise.

Certain other provisions of the Company’s Charter and Bylaws could have the effect of preventing or delaying a change in control of the Company, including (1) the advance notification procedures governing certain shareholder nominations of candidates for the Board and for certain other shareholder business to be conducted at an annual meeting, (2) the absence of authority for shareholders to call special shareholders meetings, except as may be required by law, and (3) the absence of authority for shareholder action by written consent, except as may be required by law.

The Company’s Charter permits the Board to, without shareholder approval, establish and issue classes of Preferred Stock with voting, conversion or other rights that could dilute the voting power or rights of the holders of the Company’s Common Stock. The issuance of Preferred Stock, while potentially providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of preventing or delaying a change in control of the Company and may adversely affect the market price of the Company’s Common Stock and the voting and other rights of the holders of the Company’s Common Stock.